UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02005892

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SEC FILE NUMBER
8 – 52764

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

THOR TRADING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 SOUTH BROADWAY, 4TH FLOOR
(No. And Street)

WHITE PLAINS	NY	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN R KEANE (914) 304-4070
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

REDA & COMPANY, LLP REDA, ALFONSO
(Name - *if individual state last, first, middle name*)

525 NORTH BROADWAY	WHITE PLAINS	NY	10603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

3/18/02

OATH OR AFFIRMATION

I, KEVIN R KEANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THOR TRADING LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGER

Title



Sworn before me this 26th day of February 2002

Notary Public

MINDY R. GETTLEMAN
Notary Public, State of New York
No. 01GE6014058
Qualified in Westchester County
Commission Expires

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 [struck through text]
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

REDA & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

525 NORTH BROADWAY

WHITE PLAINS, NY 10603

Tel (914) 289-0701 Fax (914) 289-0704

INDEPENDENT AUDITORS' REPORT

To the Members
Thor Trading LLC
White Plains, New York

We have audited the accompanying statement of financial condition of Thor Trading LLC as of December 31, 2001, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thor Trading LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary schedules required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reda + Company, LLP

Reda & Company, LLP
White Plains, New York
February 14, 2002

Thor Trading LLC
(A Delaware Limited Liability Company)
Statement of Financial Condition
December 31, 2001

ASSETS		
Cash and cash equivalents	$	468,593
Deposits with clearing organizations		500,000
Receivables from brokers and clearing organizations (net)		674,998
Membership in exchange:		
owned, at adjusted cost (market value $ 385,000)		385,000
Equipment (net of accumulated depreciation of $ 10,908)		63,861
Other assets		9,537
Total Assets	$	2,101,989
LIABILITIES		
Accounts payable	$	7,834
Accrued expenses		30,986
Total Liabilities		38,820
MEMBERS' EQUITY		
Members' Equity		2,063,169
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,101,989

The Accompanying Notes are an Integral Part of These Financial Statements.

Thor Trading LLC
(A Delaware Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2001

REVENUES	
Proprietary trading income	$ 9,425,665
Management advisory income	1,127,843
Lease income	139,000
Interest and dividend income	134,060
	10,826,568
EXPENSES	
Brokerage, exchange and clearing fees	2,602,396
Compensation - members' guaranteed payments	402,994
Loss on impairment of exchange membership	269,923
Professional fees	60,441
Rent	70,907
Telecom, data and software expenses	161,812
Other general and administrative expenses	34,348
	3,602,821
NET INCOME	$ 7,223,747

The Accompanying Notes are an Integral Part of These Financial Statements.

Thor Trading LLC
(A Delaware Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2001

	Total Members' Equity	Majority Members' Equity	Minority Members' Equity
Beginning Members' Equity	$ 3,442,218	$ 2,294,834	$ 1,147,384
Net income	7,223,747	4,713,696	2,510,051
Members' contributions	209,204		209,204
Members' distributions	(8,812,000)	(5,688,080)	(3,123,920)
Ending Members' Equity	$ 2,063,169	$ 1,320,450	$ 742,719

The Accompanying Notes are an Integral Part of These Financial Statements.

Thor Trading LLC
(A Delaware Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 7,223,747
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	9,117
Noncash loss on impairment of exchange membership	269,923
Increase (decrease) in cash attributable to changes in assets and liabilities	
Accounts receivable	398,887
Deposits with clearing organizations	250,000
Receivables from clearing organizations (net)	(43,320)
Other assets	(6,966)
Prepaid expenses	26,472
Accounts payable	4,529
Accrued expenses	13,787
Net cash provided by operating activities	8,146,176
Cash flows from investing activities:	
Return of principal on exchange membership	5,077
Purchase of fixed assets	(58,368)
Net cash used in investing activities	(53,291)
Cash flows from financing activities:	
Members' contributions	209,204
Members' distributions	(8,812,000)
Net cash used in financing activities	(8,602,796)
Net (decrease) in cash and cash equivalents	(509,911)
Cash and cash equivalents - beginning	978,504
Cash and cash equivalents - ending	$ 468,593

The Accompanying Notes are an Integral Part of These Financial Statements.

Thor Trading LLC
(A Delaware Limited Liability Company)
Notes to Financial Statements
December 31, 2001

Note 1 - Organization and Business

Thor Trading LLC (the "Company"), is a limited liability company formed under the laws of the state of Delaware on February 18, 2000 and commenced operations on May 31, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the American Stock Exchange ("AMEX").

The Company was created for the purpose of engaging in the business of the proprietary trading of securities, management and investment advisory services. The company will continue in existence until December 31, 2025, unless sooner dissolved as provided under the terms of the company operating agreement.

Note 2 - Summary of Significant Accounting Policies

(a) Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Securities Transactions
The Company records proprietary securities transactions on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

(c) Management and Investment Advisory Income
Management advisory fees are received monthly but are recognized on a pro rata basis over the term of the contract.

(d) Income Taxes
No provision for Federal or State income taxes has been provided in the financial statements of the Company, as the company has elected to be treated as a partnership for income tax purposes and the members are required to report their share of the Company's taxable income or loss in their respective income tax returns.

(e) Cash Equivalents
For the purpose of reporting cash flows, all short-term investments with an original maturity of three months or less are classified as cash equivalents. Cash equivalents of $ 468,593 were included in cash.

(f) Use of estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions regarding the valuation of certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(g) Depreciation
Depreciation is provided on a straight line basis using estimated useful lives of five years.

Thor Trading LLC
(A Delaware Limited Liability Company)
Notes to Financial Statements
December 31, 2001

NOTE 2 - Summary of Significant Accounting Policies Continued

(h) Exchange membership

Exchange membership is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that an impairment in value has occurred in 2001. The bid and offer was $ 360,000 and $ 410,000 respectively at December 31, 2001. Accordingly, the average of $ 385,000 has been determined to be the fair market value at which time the company wrote down the cost of its exchange membership.

(I) Concentrations of credit risk

The Company maintains a cash reserve fund at one financial institution which is insured by SIPC up to $500,000. The balance, at times, may exceed this limit.

Note 3 - Receivables (net) from Broker-Dealers and Clearing Organizations

The company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 4 - Significant Advisory Client

During 2001 all of the company's management advisory income was earned from one advisory client totaling $ 1,127,843. The company terminated that agreement in April 2001 and had no other advisory clients.

Note 5 - Net Capital Requirements

The company is subject to the SEC's uniform net capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001 the company had net capital of $ 1,595,399 which was $ 1,495,399 in excess of the minimum required net capital of $ 100,000. The Company's ratio of aggregate indebtedness to net capital was .0243 to 1 at December 31, 2001.

Note 6 - Commitments and Contingencies

The company leases office space under an operating lease which expires on March 1, 2003. The future minimum lease payments under this lease is $ 47,544 and $ 7,924 for 2002 and 2003 respectively.

Note 7 - Lease Agreement

The company has entered into a lease agreement dated October 19, 2001 and effective November 1, 2001 through October 31, 2002 to lease its exchange membership for the amount of $ 90,000. Lease income for the period ended December 31, 2001 was $ 139,000.

Schedule I

Thor Trading LLC
(A Delaware Limited Liability Company)
Supplemental Schedules Pursuant To Rule 17a-5 of the Securities Exchange Act of 1934
List of Exemptions and Information Not Required
December 31, 2001

The accompanying Schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

The Company did not have any liabilities subordinated to the claims of creditors and, accordingly, has not included a "Statement of Changes in Liabilities Subordinated to Claims of Creditors."

The Company has not included the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3", "Information Relating to the Possession or Control Requirements Under Rule 15c3-3" or "A Reconciliation of the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3" because the Company does not maintain custody of customer securities or customer funds, nor does it clear any customer transactions. Should the need to maintain customers securities or customer funds arise in the future, it is the Company's intention to meet the exemptive provision of Rule 15c3-3 section (k)(2)(i) by opening and maintaining a special account for the exclusive benefit of customers. Further, if the need to clear customer transactions arises in the future, it is the Company's intention to meet the exemptive provision of Rule 15c3-3 section (k)(2)(ii) by clearing such customer transactions through another broker-dealer on a fully disclosed basis.

A copy of the SIPC Supplement Report is not required during any period in which the SIPC assessment is a minimum assessment. The Company's SIPC assessment was a minimum assessment during 2001 and, accordingly, a copy of an SIPC Supplemental Report is not included.

Thor Trading LLC
(A Delaware Limited Liability Company)
Computation of Net Capital & Aggregate Indebtedness
Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2001

Computation of Net Capital

1. Total members' equity from statement of financial condition	$	2,063,169
2. Deduct members' equity not allowable for net capital		-
3. Total members' equity qualified for net capital		2,063,169
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in the computation of new capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		2,063,169
6. Deductions and/or charges:		
A. Total nonallowable assets from Schedule of nonallowable assets		458,398
7. Other additions and/or credits		-
8. Net Capital before haircuts on securities positions		1,604,771
9. Haircuts on securities positions		9,372
10. Net Capital	$	1,595,399

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6.67% of line 19)	$	2,589
12. Minimum net capital requirement of reporting broker	$	100,000
13. Net capital requirement (greater of line 11 or 12)	$	100,000
14. Excess net capital (line 10 less line 13)	$	1,495,399
15. Net Capital at 1,000% (line 10 less 10% of line 19)	$	1,591,517

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness liabilities from statement of financial condition	$	38,820
17. Add drafts for immediate credit		-
18. Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(vi))		-
19. Total aggregate indebtedness	$	38,820
20. Ratio: Aggregate indebtedness to net capital (line 19 divided by line 10)		.0243 to 1

See Independent Auditors' Report.

Thor Trading LLC
(A Delaware Limited Liability Company)
Schedule of Nonallowable Assets
December 31, 2001

Exchange membership	$ 385,000
Equipment, (net of accumulated depreciation of $ 10,908)	63,861
Prepaid expenses	3,462
Other assets, principally lease deposits	6,075
	$ 458,398

See Independent Auditors' Report.

Schedule III

Thor Trading LLC
(A Delaware Limited Liability Company)
Reconciliation of Net Capital Rule 15c3-1
Pursuant to Rule 17a-5(d)(4)
December 31, 2001

	Total Ownership Equity	Deductions From Ownership Equity	Net Capital	Aggregate Indebtedness
As Filed, FOCUS Form X-17A-5 for the quarter ended December 31, 2001	$ 2,361,577	$ 742,692	$ 1,618,885	$ 15,334
Other miscellaneous audit adjustments	(298,408)	(274,922)	(23,486)	23,486
Per audited financial statements December 31, 2001	$ 2,063,169	$ 467,770	$ 1,595,399	$ 38,820

See Independent Auditors' Report.

Reda & Company, LLP
Certified Public Accountants

REDA & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
525 NORTH BROADWAY
WHITE PLAINS, NY 10603
Tel (914) 289-0701 Fax (914) 289-0704

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
Thor Trading LLC
White Plains, New York

In planning and performing our audit of the financial statements of Thor Trading LLC (A Delaware Limited Liability Company) for the year ended December 31, 2001 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a(5)(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payments for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities.

The Company's management is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SEC RULE 17A-5 - CONTINUED

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not to be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Reda & Company, LLP

Reda & Company, LLP
White Plains, New York
February 14, 2002


SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
365
WASH, D.C.
SECTION

Thor Trading LLC
(A Delaware Limited Liability Company)

Financial Statements,
Supplemental Schedules Pursuant to Rule 17a-5 and
Report on Internal Accounting Control

December 31, 2001

Reda & Company, LLP
Certified Public Accountants

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